Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at July 31, 2023.

As at July 31, 2023
(in millions of Canadian dollars)
Subordinated Debt	8,062
Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	6,958
Common Shares	22,474
Contributed Surplus	330
Retained Earnings	44,500
Accumulated Other Comprehensive Income (loss)	(89)

Total Shareholders’ Equity	74,173
Non-controlling Interest in Subsidiaries	21
Total Equity	74,194
Total Capitalization	82,256

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 27, 29, 31, 33, 44, 46, 50 and 52. For more information on the classification of Preferred Shares, please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the nine-months ended July 31, 2023.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1, 2 and 3. Please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the nine-months ended July 31, 2023.